

Beloved's Bakery and Cafe is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Beloved's Bakery and Cafe

Bakery

299 E Plumb Ln
Reno, NV 89502
Get directions
View Website
Connect with us
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $25,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Beloved's Bakery and Cafe is seeking investment to open a new flagship storefront location as part of the newly developed and highly anticipated Reno Public Market.
This is a preview. It will become public when you start accepting investment.
The Opportunity

Our new location will be a one stop shop for high-quality, farm forward breakfast and lunch along with organic pastry and sourdough breads coming fresh out of the oven all day long.

Our Vision

We aim to create a space where our communities and families can come together and closer through the act of breaking bread and pastry. As a bridge between organic grain farmers and food lovers, we aim to increase the amount of organic, regenerative, and ethically produced and consumed food.

What We Do

We source organically, transparently, and regionally. We craft slowly fermented breads with old world techniques and a heart full of remembrance of the farmers and streams tending and feeding the crops and the families being fed by our food. Our sit down menu is seasonally inspired and chef driven with approachability and creativity dancing together. A commitment to excellence is the foundation!

This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
Our Story

It started out with two magical seasons as farm hands at Prema Farm, a regenerative, no-till farm 25 minutes from downtown Reno. Where under the sun, with our hands in the dirt, and many full days of sweat and sore bodies, we learned with the land what it takes to grow food slowly, the richness of sharing food you are connected to and know it's origins, and the otherworldly flavor, medicinal, and connected quality of food that is grown under your very feet, fresh from the field, and that you get to share face to face with a consistent community week after week.

In our second season, an inspiration dawned, and alongside the vegetables, flowers, herbs, and fruits of the farm, we popped up a table and began selling around 50 country loaves and baguettes.

Quicker than we could imagine, in that first season selling alongside our friends, we grew to selling over 200 loaves at our market, beginning to diversify our offerings to a variety of breads all freshly baked in the midnight hours in a leased kitchen. We quickly outgrew sharing a market booth with our friends, and with such consistent and loving support from our community week after week, Beloved's Bread was born.

Our beginnings were only possible due to the generosity of those around us, from our farm friends to the kitchen who let us use their bakery equipment in the wee hours of the morning for nearly nothing, and to our community who showed up week after week to eagerly buy their weekly bread, choosing us as their bakers and letting us become a part of their families tables.

This is a preview. It will become public when you start accepting investment.
SUCCESS FACTORS
Our bread and pastry program is already established through the 3 years of R&D at our various farmers markets and wholesale customers. Our product line and production is refined, efficient and profitable with the business turning a profit since year 1.
Much of the baking equipment is already purchased, paid off, and functional due to the years of baking for the farmers markets. The largest financial obligations of building a bakery are behind us.
We already have revenue streams, customer retention, and brand recognition! So much of the work has already been done and this next step of growth is the natural one.
Our wholesale accounts are just getting started. From large casino accounts to small mom and pop shops our wholesale accounts can keep our labor highly utilized during slower parts of the week.
This is a preview. It will become public when you start accepting investment.
What's next?

For three years, Beloved's Bread has been serving four robust farmers markets within our local foodshed, all of which are heavily trafficked. Our bakery's products are seen by upwards of 5,000 people a week during peak season with an average return rate of between 50-75% in our year round market. Our customers have slowly grown into our friends week after week, year after year, sharing quick stories and celebrations, hugs, gifts, and more.

Not only has our farmers markets grown tremendously, but our wholesale accounts also continue to expand. We are so honored to be partnering with some of Reno's most talented chefs in bringing better bread to people's tables. Our new location will allow us to continue to deepen our relationships with more chefs throughout Reno and hopefully inspire growth to the culture of bread within our community.

With this new store, we will be able to serve our community all week long in a beautiful, spacious, and accessible space. Serving up the organic, artisanal sourdough breads, and pastry that are well-known and loved, with an expansion of an amazing breakfast and lunch menu centered around seasonal, organic, and quality foods. Highlighting the place we love for the people we love.

We invite you to be a part of this purposeful, connected, and simple contribution to our community. With your support, Beloved's Bakery & Cafe will be a space for all to enjoy the wonder of bread and the nourishment of local, farm-forward food.

This is a preview. It will become public when you start accepting investment.
OPENING SOON
This is a preview. It will become public when you start accepting investment.
Join Us

We invite you to be a part of this purposeful, connected, and simple contribution to our community. With your support, Beloved's Bakery & Cafe will be a space for all to enjoy the wonder of bread and the nourishment of local, farm-forward food.

Our Menu Inspiration for the Restaurant

Our pastries and dine in options are inspired by the seasons and our partnerships with local purveyors. Our time at the farmers markets and working on the farm have established many relationships with ranchers and farmers and we will be showcasing this through our meat and veggies on the menu.

The New Space

Reno Public Market - Our prime location is at the recently opened and buzzing Reno Public Market. It's location in Reno is very central, highly accessible with lots of parking, great traffic flow and a lot of community support. All along with a tremendous investment by the building owners for the beautiful build outs and renovations. Filled with almost entirely local vendors and lots of spirit, one part of the Reno Public Market has recently opened and has blown the already high expectations of the space out of the water. We could not be more excited about how well the Market is already doing and are giddy at the thought of jumping into such a well received and hyped location.

The Crew

We have a dedicated group of bakers and chefs that have spent most of their working lives in kitchens. We all have been working together for years prior to this project and the synergy and family feel in the bakery is tangible. The common thread of a love for food and amplifying the earth's gifts through creating foods to feed the community and heart is alive and felt.

This is a preview. It will become public when you start accepting investment.
THE TEAM

Zach Condron
Lead Baker and Director of Operations

A magician in the bakery and lover at heart. Absolutely obsessed with bread, quality, and craft, no stoned is left unturned in the bakery without Zach's hands, eyes, or mind. Dedicated to the team and inspired to have a familial workplace with professional quality at every turn, the bakery's heartbeat is because of his efforts. In another life Zach walked the CPA route and his knack for numbers and attention to detail is a blessing in the bakery. A 5th generation Nevadan, our head baker and business leader has found his purpose in giving back to his families long standing home as one of the community's bakers.

Marco Dobrescu
Exec Chef and Lead Pastry

A confident leader and a big dreamer, Marco is our menu maestro and lead pastry chef, he brings forward creativity, intention, and flair, serving the community food that is well looked after - organically grown, close to home, and prepared with skill. With a background in kitchens across the United States including his own project Uncle Buddies where he served up tantalizing southern creations we are so honored and lucky to have his palette and dreams being woven into the bakery.

Kayla Alexander
Momma Bear

Bringing the big mother energy to the bakery, the subtlety and beauty of her heart flows through her hands and into huge pots of food. It feels like all the mothers before her have been whispering to her since she first set foot in the kitchen. Most at home over the stove with a huge pot and wooden ladle, she has been the backbone of any ready to eat food that thousands of our customers have celebrated for the past years. With an innate connection to the seasons and nourishment of home cooked food her gifts and spirit will continue to propel the success of Beloveds. Each market, customers come back through the farmers market line again for another empanada or sandwich after eating one of her creations - compliments to the chef! Her contributions to the Cafe will be continuing the home style feel to our menus and directing the marketing so that the heart of the bakery is felt and understood.

Bobby Enzenberger
Sous Chef

Masterful, skilled and attentive Bobby's background as a surgical tech and line cook have contributed to his tremendous ability to flow in the bakery and kitchen in any circumstance. Calm under pressure, always stoked and full of vitality, his contributions keep things moving along at a bright pace with improvements happening each bake and service. The crossroads of skill, calmness and positivity are hard to find in kitchens. When he said yes to being a big part of the bakery the value and quality instantly leveled up. Truly an all-star friend and worker!

Anthony Patti
Pastry and Service Maestro

Eager, creative and talented, Tony's years in Italian and French kitchens show through his off the cuff menu inspirations and wicked skills on the line. With experience in all parts of food service, Anthony will be masterfully orchestrating smooth service, impeccably executed plates and quality nourishment.

This is a preview. It will become public when you start accepting investment.
PRESS
Reno Public Market holds grand opening at former Shoppers Square site

Reno Public Market's food hall has attracted thousands of visitors since holding a soft opening earlier this month.

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Buildout $46,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $707,200 $994,500 $1,281,000 $1,569,000 $1,856,000
Cost of Goods Sold $189,671 $266,724 $343,563 $420,804 $497,777
Gross Profit $517,529 $727,776 $937,437 $1,148,196 $1,358,223

EXPENSES

Rent $161,406 $196,705 $213,298 $231,766 $248,383
Direct Operating Costs $22,348 $22,906 $23,478 $24,064 $24,665
Marketing and Advertising $18,670 $19,136 $19,614 $20,104 $20,606
General & Administrative $35,855 $36,751 $37,669 $38,610 $39,575
Repairs & Maintenance $1,909 $1,956 $2,004 $2,054 $2,105
Operating Profit $277,341 $450,322 $641,374 $831,598 $1,022,889

This information is provided by Beloved's Bakery and Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2023 Balance Sheet
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends December 8th, 2023
Summary of Terms
Legal Business Name BELOVED'S BAKERY AND CAFE LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.6×
Investment Multiple 1.4×
Business's Revenue Share 1.5%-3.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2028
Financial Condition
No operating history

Beloved's Bakery and Cafe was established in June 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Beloved's Bakery and Cafe to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Beloved's Bakery and Cafe operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Beloved's Bakery and Cafe competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Beloved's Bakery and Cafe's core business or the inability to compete successfully against the with other competitors could negatively affect Beloved's Bakery and Cafe's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Beloved's Bakery and Cafe's management or vote on and/or influence any managerial decisions regarding Beloved's Bakery and Cafe. Furthermore, if the founders or other key personnel of Beloved's Bakery and Cafe were to leave Beloved's Bakery and Cafe or become unable to work, Beloved's Bakery and Cafe (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Beloved's Bakery and Cafe and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Beloved's Bakery and Cafe is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Beloved's Bakery and Cafe might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Beloved's Bakery and Cafe is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Beloved's Bakery and Cafe

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Beloved's Bakery and Cafe's financial performance or ability to continue to operate. In the event Beloved's Bakery and Cafe ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Beloved's Bakery and Cafe nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Beloved's Bakery and Cafe will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Beloved's Bakery and Cafe is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Beloved's Bakery and Cafe will carry some insurance, Beloved's Bakery and Cafe may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Beloved's Bakery and Cafe could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Beloved's Bakery and Cafe's financial performance or ability to continue to operate.

Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Beloved's Bakery and Cafe's management will coincide: you both want Beloved's Bakery and Cafe to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Beloved's Bakery and Cafe to act conservative to make sure they are best equipped to repay the Note obligations, while Beloved's Bakery and Cafe might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Beloved's Bakery and Cafe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Beloved's Bakery and Cafe or management), which is responsible for monitoring Beloved's Bakery and Cafe's compliance with the law. Beloved's Bakery and Cafe will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Beloved's Bakery and Cafe is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Beloved's Bakery and Cafe fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Beloved's Bakery and Cafe, and the revenue of Beloved's Bakery and Cafe can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Beloved's Bakery and Cafe to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Beloved's Bakery and Cafe is a newly established entity and has no history for prospective investors to consider.

This information is provided by Beloved's Bakery and Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

About Us

Blog

FAQ

Write For Us

Referral Program

Business Resources

Support Center

Educational Materials

Contact Us

Terms of Service

Privacy Policy

This website, Mainvest.com, which we refer to as the "Site," is owned by MainVest, Inc., which we refer to as "Mainvest." Mainvest is a licensed Funding Portal that offers investments under Regulation Crowdfunding, which is also known as Title III Crowdfunding. Our offerings under Regulation Crowdfunding are open for investment from the general public. By using the Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site. Although our Site offers investors the opportunity to invest in a variety of companies, we do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site. Mainvest does not provide any legal, tax, or accounting advice with respect to any securities. Thank you for using the Site. If you have questions, please contact us at info@mainvest.com.

MainVest is not a bank, it is a financial technology company. We have partnered with Synapse Financial Technologies Inc and their partner bank to provide banking services through Evolve Bank & Trust, Member FDIC.

Certain services are offered through Synapse Financial Technologies, Inc. and its affiliates (collectively, "Synapse"). Synapse is not a bank and is not affiliated with Mainvest, Inc. Brokerage accounts and cash management programs are provided through Synapse Brokerage LLC ("Synapse Brokerage"), an SEC-registered broker-dealer and member of FINRA and SIPC. Additional information about Synapse Brokerage can be found on FINRA's BrokerCheck.

See Synapse Terms of Service and the applicable disclosures and agreements available in Synapse's Disclosure Library for more information. The Partner Financial Institution(s) participating in a Synapse cash management program can be found in the List of Program Banks.

ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

This site is protected by reCAPTCHA and the Google Privacy Policy and Terms of Service apply.